E: kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

October 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Robert Arzonetti and Christian Windsor

Re:	Solowin Holdings
Registration Statement on Form F-3
Filed October 8, 2024
File No. 333-282552

Ladies and Gentlemen:

We hereby submit the response of SOLOWIN HOLDINGS (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 21, 2024, providing the Staff’s comment with respect to the above referenced Registration Statement on Form F-3. Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”) via EDGAR with the Commission.

For the convenience of the Staff, the Staff’s comment is included followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-3

Cover Page

1.	You appear to be offering these securities in reliance upon Instruction I.B.5 of Form F-3. Please revise your disclosure to state that you will be limited to offering no more than one third of your existing market capitalization during any 12 month period, so long as you are relying on that instruction.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the cover page of the Registration Statement to state that the Company will be limited to offering no more than one third of its existing market capitalization during any 12 month period Instruction I.B.5 of Form F-3.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

If you would like to discuss the response to the Staff’s comment or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Shing Tak Tam, Chief Executive Officer of the Company at +852 3428-3893.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Shing Tak Tam, Solowin Holdings